Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement Nos. 333-129197 and 333-130296

(Supplementing Preliminary Prospectus

dated December 1, 2005)

CERADYNE, INC.

Terms and Conditions of Senior Subordinated Convertible Notes due 2035 Offering

Annual interest rate:	2.875% per year on the principal amount of the notes

Conversion rate:	17.1032 shares of common stock per $1,000 principal amount of notes

Conversion price:	$58.47 per share, subject to adjustment

Contingent conversion trigger price:	$70.16

Public offering price per note:	100.0%

Underwriting discount per note:	3.0%

Aggregate principal amount:	$110 million ($121 million if the over-allotment option is exercised in full)

Proceeds, before expenses, to Ceradyne, Inc.:	$106.7 million ($117.4 million if the over-allotment option is exercised in full)

Pricing date:	December 13, 2005

Settlement date:	December 19, 2005

Redemption at Issuer Option:	From time to time on or after December 20, 2010 at a price per note beginning at 100.821% on December 20, 2010 and declining to 100.000% from and after December 15, 2012.

Make Whole Premium:	Payable if certain fundamental changes occur on or prior to December 15, 2012. Payable in the form of an increase in the conversion rate ranging from 0.0000 to 5.9862 depending on the stock price at the time of the fundamental change and the effective date of the fundamental change.

Terms and Conditions of Common Stock Offering

Public offering price per share:	$43.31

Underwriting discounts and commissions per share	$2.1655

The issuer has filed registration statements (including a prospectus and supplements thereto) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus (and the supplements thereto) in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling toll free 1-800-248-3580.